Exhibit 7
FELIX JARA CADOT
NOTARY PUBLIC
SANTIAGO
CHILE
Folio 21.629-2013
AGREEMENT
INVERSIONES Y RENTAS S.A.
AND
BANCO DEL ESTADO DE CHILE
In Santiago, Chile, on July 25, 2013, Inversiones y Rentas S.A., tax No. 96.427.000-7, hereinafter “the Debtor”, an investment company, represented by José Francisco Pérez Mackenna, Chilean, married, commercial engineer, identity card No. 6.525.286-4 and Alessandro Bizzari Carvallo, Chile, married, lawyer, identity card No.7.012.089-5, all for these purposes domiciled at Enrique Foster Sur Street 20, 14th floor, Las Condes; and Banco del Estado de Chile, hereinafter also “the Bank”, an autonomous state entity, represented by Patricio Daniel Yudilevich Serrano, Chilean, commercial engineer, identity card No.9.480.298-9, both domiciled at Avenida Libertador Bernardo O’Higgins 1111, Santiago, appear before me , Felix Hara Cadot, notary public of the 41st Notary office of Santiago. Those appearing are adults who identify themselves with their identity cards and state: FIRST: Banco del Estado de Chile hereby commits to grant to Inversiones y Rentas S.A., a long-term financing, hereinafter also “the Financing”, for up to the equivalent in pesos of two million Unidades de Fomento, in accordance with the terms and conditions contained in the following clauses. SECOND: The Financing shall have the following characteristics: One) Disbursements: it shall be disbursed in one or two drawings as requested by the Debtor in accordance with the following procedure: a) the Debtor shall request the drawing from the Bank in writing, stating the amount required for disbursement. b) Having met the requirements established in this Agreement, on the banking business day next following the date on which the Debtor has presented its request for the drawing, the Bank shall grant the respective loan, net of stamp taxes and notary charges. Two) Period of availability: the complete Financing may only be drawn prior to September 13, 2013. However, should at least one million, five hundred thousand Unidades de Fomento have been drawn by that date, the Debtor may request the difference between two million Unidades de Fomento and the amount drawn  up to November 29, 2013. It is expressly acknowledged that the Financing is not of a revolving nature. Three): Indexation: The Financing shall be denominated in Unidades de Fomento and be payable in Chilean pesos at the value of the Unidad de Fomento on the respective maturity date or date of effective payment, whichever the greater.

The Unidad de Fomento is understood to be that referred to in article 35, No.9 of Law18,840, the organic law of the Banco Central de Chile, or that which may replace it in the future and is determined on the same bases or other equivalents. Four) Interest rate: The Financing shall accrue interest as follows: a) From the date of its drawing, it shall accrue interest at a fixed rate of 3.95% annually. b) To calculate the interest, the days shall be considered between the successive interest payment dates stated in this instrument, from one such date until the day prior to the next interest payment date, both inclusive, except for the first period which shall correspond to the days between the date of drawing of the loan and the day prior to the first interest payment date, both inclusive. c) In the event of non-payment or delay in the payment of one or more installments of principal and/or interest of the Financing, the maximum conventional interest rate for indexed credit operations in local currency shall accrue as from that date. Five) Repayments: a) The principal shall be paid in eight successive, annual and equal installments on May 31 of each year; the first shall be payable on May 31, 2016 and the last on May 31, 2023. b) Interest shall be payable annually on May 31 each year, starting on May 31, 2014. c) Should the due date for payment of an installment not be a banking business day, such payment shall be made on the next following banking business day and should include interest calculated on the principal included in such installment, for the days occurring until the day prior to the payment date inclusive. Six) Documentation: The Financing shall be documented with promissory notes at term. The parties agree to record officially as Appendix 1 on this date and notary a form of promissory note to be used. Seven) Prepayment: The Debtor may prepay the Financing fully or partially subject to the following conditions: a) It should give the Bank notice in writing at least ten bank business days prior to the date the prepayment is intended to be made. b) Accrued interest to the date of prepayment should be paid. c) In the case of partial prepayments, their amount may not be less than 10% of the principal outstanding. d) A commission shall be payable equivalent to the breakeven cost of the funding, which shall be determined in accordance with the formula indicated in Appendix 2 which is recorded officially on this date and notary. Eight) Place of payment: the head office of the Bank at Avenida Libertador Bernardo O’Higgins 1111, Santiago. Alternatively, the Debtor may pay by instruction to charge its checking account or by electronic transfer. Nine) Commission in case of non-use: Should the debtor not have requested the drawing of at least one million, five hundred thousand Unidades de Fomento against the Financing by September 13, 2013, it shall pay to the Bank a commission equivalent to the usual financial breakeven cost for this type of operation. This financial breakeven cost shall be applied to the difference between one million, five hundred thousand Unidades de Fomento and the amount drawn and be determined according to the formula indicated in Appendix 3 which is officially recorded on this date and notary. Ten) Additional availability commission: In the event that at September 13, 2013 at least one million, five hundred thousand Unidades de Fomento has been drawn, the debtor shall pay from that date an additional availability commission of 0.30% annually on the amount not drawn of the balance of the Financing, i.e. on the difference between two million Unidades de Fomento and that already drawn. This commission shall accrue for the number of days between September 13, 2013 and the date on which the whole of the remainder of the Financing is drawn or November 29, 2013, for the part undrawn of the balance of the Financing, and be payable on the earlier of November 29, 2013 and the time that the total of the Financing is drawn.  THIRD: The drawing of the loans corresponding to the Financing is subject to compliance with the following requirements: One) That the Debtor has provided the corresponding request for drawing. Two) That there is no cause of accelerated payment as set out in the Fifth clause of this Agreement, Three) That the debtor signs the respective promissory note.

FOURTH: By this instrument, Inversiones y Rentas S.A. contracts the following obligations with the Bank, whose representative accepts: One) To maintain directly the ownership of at least 50.1% of the shares issued by Compañía Cervecerías Unidas S.A., tax No. 90.413.000-1. Two) Maintain in its individual semi-annual financial statements a financial debt ratio no higher than 0.6:1. Financial debt ratio shall be understood to be financial debt divided by total assets. All personal or tangible guarantees granted to cover the financial obligations of others, including its subsidiaries, shall be considered as part of the financial debt and should be added to it in calculating the level of debt. Three) Not to grant tangible guarantees in favor of other creditors unless similar guarantees are granted simultaneously in favor of the Bank under the same conditions. Four) Provide the Bank with its annual audited individual financial statements no later than April 30 each year, and its semi-annual financial statements within 72 days of June 30 each year. Five) Provide the Bank semi-annually with a certificate signed by its general manager of compliance with the covenants and negative covenants established in this instrument. The obligations agreed in this clause shall remain in effect until the Financing is fully repaid. FIFTH. The Bank shall be authorized to demand payment of all its loans that are overdue, plus the accrual of the penalty interest established in Four) of the Second clause, in the following cases: One) In the event of non-payment or delay in the payment of one or more installments of any of the loans granted against the Financing. Two) Should the Debtor not fully and promptly comply with any of the obligations contracted by means of this instrument, other than payment of the Financing, and continues in such default for thirty days from being required in writing by the Bank. Three) If it is shown that the warranties or information provided by the Debtor to the Bank in relation to this instrument are or had been incorrect, deceitful or incomplete, except for manifest error, and the Debtor does not complete, add, resolve or correct the declarations objected to or claimed by the Bank within 15 days of being required to do so in writing. Four) If, following this date and without justified reason, the debtor does not promptly and fully pay the duties, property taxes and taxes of any kind and the social security withholdings and contributions that it is obligated to pay by law or ceases to pay financial obligations amounting to over one hundred and fifty Unidades de Fomento or a creditor accelerates for any reason obligations for an amount of more than one hundred and fifty Unidades de Fomento and such non-compliances are not resolved within ten days from the date of their payment default or acceleration of the obligation. Five) Should the Debtor fall into cessation of payments, be declared bankrupt or make proposals for a judicial or extra-judicial creditors’ agreement. SIXTH: The Debtor is obliged to pay Banco del Estado de Chile a commission equivalent to 0.35% of the amount disbursed as a closing commission of this Financing. This commission is payable simultaneously with each Financing drawing and will be deducted from it, for which the Bank is hereby authorized. SEVENTH: All expenses, duties and taxes deriving from this instrument shall be for the exclusive account of the Debtor. EIGHTH: For all purposes of this instrument, those appearing set their domicile in the city and municipality of Santiago and submit to its courts of justice. The powers of the representatives of Inversiones y Rentas S.A. appear in public deed dated April 6, 2009 before the Santiago notary René Benavente Cash. The powers of the representative of Banco del Estado de Chile appear in public deed dated June 12, 2008 before the Santiago notary Ricardo Reveco Hormazábal. These deeds are not included as they are known to the parties and the notary authorizing. Note prepared by the lawyer Urbano Marin Loyola. The parties sign following a prior reading. Copy given. Authorized
(Signatures
(Authorization and stamp of notary)

APPENDIX 1
PROMISSORY NOTE
I owe and will pay to the order of Banco del Estado de Chile at its head office at Av. Libertador Bernardo O’Higgins 1111, Santiago, the amount equivalent in pesos to UF__ (… Unidades de Fomento) with respect to principal, that I have received on loan from that banking corporation, which amount I will repay, according to the value of the Unidad de Fomento on the respective interest payment date or date of effective payment, whichever the greater, plus the interest agreed as follows in accordance with the following timetable:
Installment 1: interest only, due on May 31, 2014.
Installment 2: interest only, due on May 31, 2015.
Installment 3: UF __ plus interest, due on May 31, 2016
Installment 4: UF __ plus interest, due on May 31, 2017
Installment 5: UF __ plus interest, due on May 31, 2018
Installment 6: UF __ plus interest, due on May 31, 2019
Installment 7: UF __ plus interest, due on May 31, 2020
Installment 8: UF __ plus interest, due on May 31, 2021
Installment 9: UF __ plus interest, due on May 31, 2022
Installment 10: UF __ plus interest, due on May 31, 2023

The principal outstanding shall accrue interest in accordance with the following:

a)	From this date, interest shall accrue at a fixed rate of 3.95% annually.
b)	To calculate the interest, the days shall be considered between the successive interest payment dates stated in this instrument, from an interest payment date until the day prior to the next interest payment date, both inclusive, except for the first period which shall correspond to the days between the date of this promissory note and the day prior to the first interest payment date, both inclusive.
In the event of non-payment or delay in the payment of one or more installments of principal and/or interest of the obligation, the Bank is authorized to demand payment of all the debt outstanding at the date of such delay as if it were due. From the date of delay also, the obligation shall accrue the maximum conventional interest rate for indexed credit operations in local currency applicable at the date of this instrument, unless such interest rate were less than that applicable to the debt at the date of default, in which case the latter shall continue to accrue.
This obligation shall be indivisible for all legal purposes. This promissory note is signed without the obligation to demand enforcement but if the holder opts to make such demand it may do so at its discretion, in banking or notary form or by the corresponding public officer. In each case, in the event of demand, the signer is obliged to pay the related expenses and taxes.
All the taxes, notary fees and other expenses affecting this promissory note shall be for the account of the signer.
For all legal purposes deriving from this promissory note, the signer sets domicile in the municipality of Santiago and submits to the competence of its ordinary courts of justice.

Santiago, …… 2013
Signer: Inversiones y Rentas S.A.. Tax No. 96.427.000-7
Representatives: ………………………… Tax No…………
                                 ………………………… Tax No…………
Domicile: Enrique Foster Sur Street 20, 14th floor, Las Condes, Santiago

Signed by signer and signed and stamped by the notary)

APPENDIX 2
PREPAYMENT COMMISSION
Inversions y Rentas S.A. and Banco del Estado de Chile
This Appendix forms an integral part of the public deed of OPENING OF FINANCING CONTRACT signed before this notary, Felx Jara Cadot, on ….. 2013.
The formula for calculating the prepayment commission that the customer Inversions y Rentas S.A. should pay in the event of prepayment of the Financing is as follows:
The positive difference between the interest rate current at the time of drawing of the Financing and the interest rate current at the time of prepayment, as follows:
Prepayment commission = PV (Prepayment interest rate) – PV (Loan interest rate)
1)	The loan interest rate is the rate assigned at the outset, i.e. 3.95% annually.
2)	The prepayment interest rate is the interest rate applicable to the residual flows of the Financing and shall be calculated as follows:
Residual term Financing	Prepayment interest rate

Term < = 2 years	BCU + 0.50%

2 years < term < = 5 years	BCU + 0.70%

5 years < term < = 10 years	BCU + 1.00%
BCU: For these purposes, BCU shall be understood to be bonds called “Bonds of Banco Central de Chile in UF” of a term equal to the residual term of the Financing. Should for any reason it not be possible to use the BCU, indexed instruments of the Banco Central de Chile determined by Banco del Estado de Chile shall be used for these purposes, whose term is equivalent to the residual term of the Financing. Should there be no BCU of a term equal to the residual term of the Financing, it shall be interpolated lineally using the contiguous BCUs.
In each case, the BCU rate shall be the weighted average of the last five banking business days immediately prior to date the prepayment is made and obtained from any of the Chilean stock markets. For purposes of the calculation, it shall be necessary that trading in these BCU bonds has been for at least the equivalent of fifty thousand Unidades de Fomento.
3)	PV is the present value of the cash flows pending payment of the financing discounted at the corresponding rate.

Present value shall be calculated using the following equation.

Present value =	Amount to be prepaid __________________ Balance outstanding
Where
r       : discount rate expressed on an annual basis
C       : installment payable in the period or number of payment t, where t belongs to I, … , T
t        : 1,2,3…T; number of installments pending payment
t        : Payment date of installment t of the Financing
t        : Prepayment date of the Financing

(Authorized by the notary)

APPENDIX 3
NON-USE COMMISSION
Inversions y Rentas S.A. and Banco del Estado de Chile
This Appendix forms an integral part of the public deed of OPENING OF FINANCING CONTRACT signed before this notary, Felx Jara Cadot, on ….. 2013.
The formula for calculating the non-use commission that the customer Inversions y Rentas S.A. should pay in the event that, as of September 13, 2013, it has not requested the drawing of at least UF 1,500,000 against the Financing, is as follows:
The positive difference between the agreed interest rate for the Financing and the interest rate current on September 13, 2013, as follows:
Prepayment commission = PV (Non-use interest rate) – PV (Loan interest rate)
1)	The loan interest rate is the rate assigned at the outset, i.e. 3.95% annually.
2)	The non-use interest rate is the BCU 7 years rate + 1.00%
BCU: For these purposes, BCU shall be understood to be bonds called “Bonds of Banco Central de Chile in UF” of a term equal to the residual term of the Financing. Should for any reason it not be possible to use the BCU, indexed instruments of the Banco Central de Chile determined by Banco del Estado de Chile shall be used for these purposes, whose term is equivalent to the term of the Financing.
For the purpose of this calculation, the BCU 7-year rate shall be the weighted average of the last five banking business days immediately prior to date the prepayment is made and obtained from any of the Chilean stock markets, in its daily publication of the BCU 7-years benchmark.
3)	PV is the present value of the cash flows pending payment of the financing discounted at the corresponding rate, supposing that UF1,500,000 has been drawn.
Present value shall be calculated using the following equation.
Present value =

Where
r       : discount rate expressed on an annual basis
C       : installment payable in the period or number of payment t, where t belongs to I
t        : 1,2,3…T; number of installments pending payment
t        : Payment date of installment t of the Financing
t        : Prepayment date of the Financing

(Authorized by the notary)